Exhibit (c)(4) Materials for Hero’s Qualified Directors Project Venus February 24, 2017

- STRICTLY CONFIDENTIAL - Disclaimer (Goldman Sachs) These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the Special Committee of the Board of Directors (the "Special Committee") of Hero (the "Company") in connection with its consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. The Confidential Information was not prepared with a view to public disclosure or to conform to any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and Goldman Sachs does not take any responsibility for the use of the Confidential Information by persons other than those set forth above. Notwithstanding anything in this Confidential Information to the contrary, the Company may disclose to any person the US federal income and state income tax treatment and tax structure of any transaction described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. The Confidential Information has been prepared by the Investment Banking Division of Goldman Sachs and is not a product of its research department. Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, any other party to any transaction and any of their respective affiliates or any currency or commodity that may be involved in any transaction. Goldman Sachs’ investment banking division maintains regular, ordinary course client service dialogues with clients and potential clients to review events, opportunities, and conditions in particular sectors and industries and, in that connection, Goldman Sachs may make reference to the Company, but Goldman Sachs will not disclose any confidential information received from the Company. The Confidential Information has been prepared based on historical financial information, forecasts and other information obtained by Goldman Sachs from publicly available sources, the management of the Company or other sources (approved for our use by the Company in the case of information from management and non-public information). 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The analyses contained in the Confidential Information do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or purchased. Goldman Sachs’ role in any due diligence review is limited solely to performing such a review as it shall deem necessary to support its own advice and analysis and shall not be on behalf of the Company. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses, and Goldman Sachs does not assume responsibility if future results are materially different from those forecast. The Confidential Information does not address the underlying business decision of the Company to engage in any transaction, or the relative merits of any transaction or strategic alternative referred to herein as compared to any other transaction or alternative that may be available to the Company. The Confidential Information is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of such Confidential Information and Goldman Sachs assumes no responsibility for updating or revising the Confidential Information based on circumstances, developments or events occurring after such date. The Confidential Information does not constitute any opinion, nor does the Confidential Information constitute a recommendation to the Special Committee, any security holder of the Company or any other person as to how to vote or act with respect to any transaction or any other matter. The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company, the Board and/or any committee thereof, on the one hand, and Goldman Sachs, on the other hand. 1

- STRICTLY CONFIDENTIAL - Disclaimer (Centerview Partners) This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors of HSN, Inc. (“Hero” or the “Company”) in connection with its evaluation of a proposed transaction involving the Company and for no other purpose. The information contained herein is based upon information supplied by Hero and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by the Company. Centerview has relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any other entity, or concerning the solvency or fair value of the Company or any other entity. With respect to financial forecasts, including wit h respect to estimates of potential synergies, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to its financial performances, and at your direction Centerview has relied upon such forecasts, as provided by the Company’s management, with respect to the Company, including as to expected synergies. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary de scription. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of the Company. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure , and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee of the Board of Directors of the Company (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of the Company or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the p roposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview. 2

- STRICTLY CONFIDENTIAL - Overview of Conversation with Lion CEO On Tuesday, February 21, 2017, representatives of Centerview and Goldman Sachs (the “Advisors”) spoke with Lion Interactive’s CEO, Greg Maffei — Maffei requested to speak directly with the Advisors — Conversation was a follow up to a brief call between Arthur Martinez and Maffei during the prior week Maffei indicated that Queen is not currently in a position to make a proposal due to Lion internal corporate developments; will reach back out over the coming weeks to re-engage — Over the next three weeks, Queen intends to announce a plan to create an asset-based stock consisting of Queen, zulily and Lion’s stake in Hero (the current composition of the Queen tracking stock) — Maffei expressed the view that the stock will ultimately, although not immediately, trade better than the current tracking stock (will likely be included in the S&P 500) Maffei also expressed his desire for a two-way dialogue including discussion of Hero’s standalone plan and Hero’s view of potential synergies in advance of any proposal — Advisors conveyed that Hero was approached by Lion, and before material engagement, a proposal should be made — Maffei claimed that Lion and Queen are not as educated about Hero business as Advisors may believe Advisors reiterated that any transaction would constitute a change of control, and Hero expects to be compensated accordingly, in addition to being compensated for its fair share of synergies upfront — Advisors also reiterated Hero’s confidence in its standalone plan Maffei noted that he will revert back to us in the next two to three weeks to provide additional perspectives on Queen’s new asset-based stock and analysis of potential synergies in a combination with Hero — Does not believe Lion would need to make any amendments to its 13-D at this time or following certain discussions 3

- STRICTLY CONFIDENTIAL -

Summary Perspectives on Hero Earnings

Hero's earnings were well received by investors, however heightened volatility caused pressure on Hero's share price towards the end of Thursday's trading day

Hero Three-Day Intraday Share Price and Volume


42.00
41.00
40.00
39.00
38.00
37.00
36.00
35.00
34.00
Hero Share Price (USD)
160
140
120
100
80
60
40
20
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Shares Traded (mm)
$ 40.85
7.8 %
$ 38.80
(5.0) %
$ 37.90
5.4%
Previous Close
$ 35.95
9AM 11AM 1PM 3PM 10AM 12PM 2PM 10AM 11AM 1PM 3PM
21-Feb
22-Feb
23-Feb
Volume
Hero Share Price (USD)

Key Investor Themes

- Hero's **Q4'16 results were well received** by investors with much focus on better than expected earnings driving Wednesday's **+7.8% performance**
  - — The stock rallied on Wednesday and a few smaller trades by hedge funds were observed early Thursday morning
- The market was encouraged by the **beat on revenue and adjusted EBITDA** combined with relatively in-line numbers on average price point and units shipped
- Investors were encouraged by the **4% increase in digital sales**, which now represents 55% of the business, even though sales fell 2%
- The **diversity of Hero's product offering** remains attractive with a good mix between Home, Beauty and Health, Fashion and Jewelry
- **Cash flow and broader financials remain strong and stable**
- More broadly across the market, many **investors continue to react to headline themes in the consumer retail market**, particularly around potential tax headwinds. This has led to **heightened volatility**
  - — **Elevated volatility** may have caused pressure on Hero's share price towards the end of Thursday's trading day, potentially as technical traders exited positions
  - — Overall, the **stock traded down (5.0)% on Thursday to $38.80 (VWAP was $39.73 for the day)**

Source: Bloomberg as of February 23, 2017.

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Goldman Sachs CENTERVIEW PARTNERS

- STRICTLY CONFIDENTIAL - Hero and Queen Relative Stock Price Performance Over Time Hero has outperformed Queen’s stock price performance since the December 2016 Board Meeting Last 1 Year Since 14-Dec-2016 Board Meeting Performance (%) 1M 3M 6M 1Y 130% 115% 23.0% 120% 110% 110% 7.3% $ 38.80 105% 4.9% 100% 90% 100% (19.8)% $ 38.80 (2.6)% $ 20.06 80% (20.1)% $ 20.06 95% 70% 60% 90% Feb-2016 May-2016 Aug-2016 Nov-2016 Feb-2017 Dec-2016 Jan-2017 Jan-2017 Feb-2017 Hero Queen S&P 500 5 Source: Bloomberg as of February 23, 2017. Indexed Price Indexed Price 16 Hero 14.8% (4.0)% (10.7)% (19.8)% Queen 6.4 (9.4) (6.4) (20.1) S&P 500 4.4 7.2 8.1 23.0 9-May-2016 Queen announced 1Q’16 results 22-Feb-2017 Hero announced 4Q’ results 4-Aug-2016 Hero announced 2Q’16 results 5-Aug-2016 Queen announced 2Q’16 results 7-Nov-2016 Hero announced 3Q’16 results 8-Nov-2016 Queen announced 3Q’16 results 4-May-2016 Hero announced 1Q’16 results

- STRICTLY CONFIDENTIAL - Overview of Analyst Feedback Analyst commentary reflects optimism around in-process initiatives and industry dynamics, but also caution in light of near term headwinds that could pressure 2017 financials Estimate Revisions Estimates generally reduced in light of one less selling day in the year, supply chain optimization costs and a higher tax rate — “In 1Q:17, HSNI will have one less selling day and the company will contend with increased incentive compensation expenses and a higher tax rate in 2017. On a more positive note, we continue to argue that a new Chief Merchant, a new CFO, improved merchandising and favorable comparisons will result in improved EPS in 2017 and 2018.” – Sidoti, February 22, 2017 Potential Upsides Supply chain optimization almost complete — “HSN should further realize lower shipping costs related to Piney Flats upgrade starting in 2018.” – Craig Hallum, February 23, 2017 Potential Risks Leap year will have a significant impact — “Because Saturday’s typically generate more than double the revenue of a Monday, we expect the impact to Q1 from the lost leap year to be $10 - $15mm.” – Craig Hallum, February 23, 2017 Strong senior management — “As 2017 progresses, we still expect HSNI to benefit from a new Chief Merchant, a new CFO, a more productive portfolio of catalogs under the Cornerstone Brands.” – Sidoti, February 22, 2017 Supply chain optimization will weigh on Q1 results — “Supply chain issues that hurt 4Q FY’16 (by $0.19) also will hurt 1H’17 EPS by about $0.10 – $0.12.” – Sidoti, February 22, 2017 Continued growth and focus on digital channel sales — “We see a long-term opportunity for TV shopping generally and HSN… to become e-commerce driven secular growth stories, fueled by video-rich websites that drive a third of sales and customers who may be uniquely responsive to new social marketing approaches.” – FBR & Co., February 22, 2017 Margin pressure from shipping and handling in short term — “HSN competes with Amazon.com and others in a by-mail retail segment beset by discounting shipping offers, which could drive incremental revenue and margin pressures.” – FBR & Co., February 22, 2017 Hero/Queen Combination “We do not think [Queen will seek to acquire Hero] in the near term. At a recent investor day, Liberty Media’s CEO, Greg Maffei, said the company would not tender for HSN, seemingly taking a possible merger off the table for now, despite the potential for meaningful synergies between QVC and HSN.” — FBR & Co., February 22, 2017 6 Source: Wall Street research as of February 23, 2017.

- STRICTLY CONFIDENTIAL -

Select Analyst Price Target and Estimate Revisions Post-4Q Earnings

Near-term Street estimates remain below Hero Management Projections as analysts have generally revised estimates downwards since Hero reported earnings

Broker		12-Month Price Target	Revenue 2017E	Revenue 2018E	Adjusted EBITDA 2017E	Adjusted EBITDA 2018E	EPS 2017E	EPS 2018E
Craig-Hallum Capital Group LLC	Pre-4Q	$35.00	$3,556	$3,661	$246	$302	$2.54	$2.85
	Post-4Q	$45.00	3,576	3,672	271	300	2.48	2.81
	% Change	*28.6%*	*+0.6%*	*+0.3%*	*+10.3%*	*(0.8%)*	*(2.4%)*	*(1.4%)*
FBR Capital Markets	Pre-4Q	$34.00	$3,539	$3,623	$345	$357	$3.11	$3.22
	Post-4Q	$37.00	3,540	3,600	302	338	2.58	3.05
	% Change	*8.8%*	*+0.0%*	*(0.7%)*	*(12.4%)*	*(5.4%)*	*(17.0%)*	*(5.3%)*
Maxim Group	Pre-4Q	$54.00	$3,616	$3,724	$320	$355	$2.76	$3.45
	Post-4Q	$54.00	3,483	3,520	278	307	2.26	2.82
	% Change	*0.0%*	*(3.7%)*	*(5.5%)*	*(13.0%)*	*(13.5%)*	*(18.1%)*	*(18.3%)*
Sidoti & Company LLC	Pre-4Q	$50.00	$3,595	$3,687	$314	$340	$3.00	$3.35
	Post-4Q	$48.00	3,608	3,709	294	325	2.77	3.20
	% Change	*(4.0%)*	*+0.4%*	*+0.6%*	*(6.3%)*	*(4.3%)*	*(7.7%)*	*(4.5%)*
Current Hero Share Price (as of 02/23/2017)		**$38.80**						
Median	Pre-4Q	$42.50	$3,575	$3,674	$317	$348	$2.88	$3.29
	Post-4Q	**46.50**	**3,558**	**3,636**	**286**	**316**	**2.53**	**2.94**
	% Change	*+9.4%*	*(0.5%)*	*(1.0%)*	*(9.7%)*	*(9.0%)*	*(12.2%)*	*(10.7%)*
Mean	Pre-4Q	$43.25	$3,576	$3,674	$306	$339	$2.85	$3.22
	Post-4Q	**46.00**	**3,552**	**3,625**	**287**	**318**	**2.52**	**2.97**
	% Change	*+6.4%*	*(0.7%)*	*(1.3%)*	*(6.4%)*	*(6.2%)*	*(11.6%)*	*(7.7%)*
Hero Management Plan [(1)]			**$3,637**	**$3,786**	**$307**	**$346**	**$2.62**	**$3.03**
Management Plan vs.Consensus Average			*2.4%*	*4.4%*	*7.1%*	*8.9%*	*3.8%*	*2.0%*

Source: Wall Street research as of February 23,2017.
Note: Select brokers included who have updated estimates since Hero's 4Q earnings release on February 22, 2017.
(1) Hero Management Plan shared with Board on January 30, 2017.

7

Goldman Sachs
CENTERVIEW PARTNERS

- STRICTLY CONFIDENTIAL - Spectrum of Potential Strategic Alternatives for Hero Illustrative “Menu of Options” for Hero Make Hero an Independent Company Status Quo With Plan Enhancements Status Quo Break-up of Hero Sale of Hero Maintain control of Hero, although Queen continues to own a 38% stake Benefit from the value creation from Hero’s standalone plan Maintain control of Hero, although Queen continues to own a 38% stake Benefit from the value creation from Hero’s standalone plan supplemented with plan enhancements such as capital structure moves or acquisitions Separate Cornerstone from Hero, likely through a sale of Cornerstone Hero to become independent from Queen with broad shareholder base Possibly achieved through: — Offer to buy Queen’s 38% stake in Hero — Queen spin-off of Hero stake — Cash rich split-off Sale of Hero to Queen or interested third party Process options include: — One-on-one negotiations with Queen — Post-signing process through a go-shop provision after signing a deal with Queen — Pre-signing process allowing interested third parties to participate 8

- STRICTLY CONFIDENTIAL - Key Next Steps Conduct business as usual: execute on Hero’s standalone plan and strategic initiatives Hero Standalone — Refine plan as necessary, including identification of potential plan enhancements Continue to evaluate strategic alternatives for Hero Prepare to respond to a potential proposal from Queen Refine the communication plan vis-à-vis Queen, as appropriate, as process develops Interaction with Queen Update thorough analysis of the potential synergy opportunity in a combination, including incorporating input from Queen management, if/when made available Review and update the strategic, financial and operational benefits of a potential combination with Queen as new information becomes available 9